CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$2,376,445	$4,590,284
Amounts receivable (note 3)	116,329	219,875
Due from related parties (note 7)	592,015	233,205
Prepaid expenses	58,729	116,069
	3,143,518	5,159,433

Equipment (note 4)	102,937	174,163
Mineral property interests (note 5)	8,210,945	8,502,000

Total assets	$11,457,400	$13,835,596

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$310,995	$378,997

Shareholders' equity
Share capital (note 6)	50,207,363	50,207,363
Contributed surplus (note 6(c))	4,852,519	4,824,697
Deficit	(43,913,477)	(41,575,461)
	11,146,405	13,456,599

Nature of operations (note 1)
Contingency (note 6(b))

Total liabilities and shareholders' equity	$11,457,400	$13,835,596

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Expenses
Accounting, audit and legal	$216,438	$178,092	$383,250	$308,349
Conference and travel	37,981	190,928	125,644	413,139
Consulting	26,844	439,602	79,397	755,660
Exploration (see schedule of exploration expenses)	465,674	2,317,589	557,668	4,699,037
Foreign exchange loss (gains)	10,131	(118,668)	19,532	(19,948)
Gain on disposal of fixed assets	(11,346)	–	(11,346)	–
Interest expense (income)	(11,856)	(59,821)	(39,502)	(104,983)
Office and administration	102,581	95,687	173,268	269,476
Salaries and benefits	407,990	412,323	783,384	771,846
Stock-based compensation - office and administration (note 6(c))	(3,250)	2,069,271	9,717	2,065,511
Stock-based compensation - exploration (note 6(c))	(6,247)	842,556	18,105	836,221
Shareholders communications	78,574	89,840	139,995	166,285
Trust and filing	14,788	8,580	98,904	84,550
Loss for the period	$1,328,302	$6,465,979	$2,338,016	$10,245,143

Basic and diluted loss per share	$0.01	$0.04	$0.02	$0.07

Weighted average number of common shares outstanding	148,220,407	148,028,142	148,220,407	148,028,142

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Deficit, beginning of period	$(42,585,175)	$(33,050,824)	$(41,575,461)	$(29,271,660)
Loss for the period	(1,328,302)	(6,465,979)	(2,338,016)	(10,245,143)
Deficit, end of the period	$(43,913,477)	$(39,516,803)	$(43,913,477)	$(39,516,803)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Operating activities
Loss for the period	$(1,328,302)	$(6,465,979)	$(2,338,016)	$(10,245,143)
Items not involving cash
Amortization included in exploration expenses	6,961	12,088	19,833	24,770
Stock-based compensation (note 6(c))	(9,497)	2,897,521	27,822	2,887,426
Equity loss on Ga-Phasha project	281,852	–	291,055	–
Changes in non-cash operating working capital
Amounts receivable	19,382	(353,358)	103,546	(137,014)
Amounts due to and from related parties	(397,566)	(96,862)	(358,810)	(38,374)
Prepaid expenses	58,486	(14,902)	57,340	22,695
Accounts payable and accrued liabilities	36,569	(240,252)	(68,002)	(107,294)
Cash and equivalents used in operating activities	(1,332,115)	(4,261,744)	(2,265,232)	(7,592,934)

Investing activities
Purchase of equipment	(9,731)	(138)	(9,731)	(5,968)
Disposal of fixed assets	61,124	–	61,124	–
Cash and equivalents provided by (used in) investing activities	51,393	(138)	51,393	(5,968)

Financing activities
Issuance of common shares	–	44,306	–	44,306
Cash and equivalents provided by financing activities	–	44,306	–	44,306

Increase (decrease) in cash and equivalents	(1,280,722)	(4,217,576)	(2,213,839)	(7,554,596)
Cash and equivalents, beginning of period	3,657,167	11,608,335	4,590,284	14,945,355
Cash and equivalents, end of period	$2,376,445	$7,390,759	$2,376,445	$7,390,759

Supplementary information
Interest paid	$12,790	$807	$26,755	$29,911
Interest received	$(24,646)	$(60,628)	$(66,257)	$(134,894)
Taxes paid	$–	$–	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa
	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Northern Limb of the Bushveld Complex
Amortization	$6,961	$12,088	$19,833	$24,770
Assays and analysis	16,394	653,428	18,245	1,011,968
Drilling	–	968,591	–	2,057,733
Engineering	28,844	197,831	52,115	383,184
Environmental and socioeconomic	12,545	28,744	12,545	49,626
Geological and consulting	(15,390)	294,613	13,574	627,955
Graphics	118	2,128	472	3,186
Property fees and assessments	8,434	13,749	(8,507)	4,773
Property option payments	–	37	32,548	31,043
Site activities	1,841	79,640	22,223	183,352
Transportation	834	61,809	2,242	82,723
	60,581	2,312,658	165,290	4,460,313

Eastern Limb of the Bushveld Complex
Assays and analysis	22,829	–	22,829	–
Drilling	347,771	–	321,751	190,223
Engineering	12,812	4,041	25,624	34,005
Geological and consulting	21,681	199	22,174	11,408
Graphics	–	692	–	1,255
Property fees and assessments	–	–	–	1,505
Site activities	–	–	–	329
	405,093	4,932	392,378	238,724

Exploration expenses before the following	465,674	2,317,590	557,668	4,699,037
Stock-based compensation (note 6(c))	(6,247)	842,556	18,105	836,221
Exploration expenses incurred during the period	459,427	3,160,146	575,773	5,535,258
Cumulative expenditures, beginning of period	22,963,126	19,267,329	22,846,780	16,892,216
Cumulative expenditures, end of period	$23,422,553	$22,427,475	$23,422,553	$22,427,474

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months period ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the six month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

3.	Amounts receivable

	June 30	December 31
	2006	2005
Value-added taxes recoverable	$53,164	$31,987
Employee expense advances	61,576	45,196
Other receivables	1,589	142,692
Amounts receivable	$116,329	$219,875

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months period ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

4.	Equipment

	June 30, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$ 9,150	$ 4,332	$ 4,818	$ 90,520	$ 48,462	$ 42,058
Vehicles	218,617	120,498	98,119	253,468	121,363	132,105
	$230,137	$ 115,972	$ 102,937	$ 343,988	$ 169,825	$ 174,163

5.	Mineral property interests

Ga-Phasha Project
Balance, December 31, 2005	$4,302,000
Equity loss – exploration expenses	(291,055)
Ga-Phasha Project, June 30, 2006	4,010,945

Platreef Properties – acquisition costs	4,200,000
Balance, June 30, 2006	$8,210,945.

6.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

		Number of	Dollar
Common shares issued and outstanding	Price	Shares	Amount
Balance, December 31, 2004		148,020,407	$49,974,357
Share purchase options exercised	$0.79	200,000	157,500
Fair value of stock options allocated to shares issued on exercise	–	–	75,506
Balance, December 31, 2005 and June 30, 2006		148,220,407	$50,207,363

In the event of equity financing or “deemed financing”, Pelawan Investments (Proprietary) Limited, a private South African Black Economic Empowerment company and significant shareholder of the Company, is entitled to be topped up in order to maintain a minimum 52% shareholding pursuant to a Share Exchange Agreement (see note 7(b) of the December 31, 2005 consolidated audited financial statements).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months period ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

(c)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average	Number of	remaining life
	exercise price	options	(years)
Balance, December 31, 2005	$ 1.47	4,778,200	3.61
Cancelled	1.92	(210,000)
Balance, June 30, 2006	$ 1.45	4,568,200	3.31

Options outstanding and exercisable at June 30, 2006 were as follows:

		Number of
	Option	options
Expiry date	price	outstanding
October 26, 2006	$ 1.95	335,000
October 26, 2006	$ 2.00	35,000
October 26, 2006	$ 1.64	200,000
July 1, 2007	$ 0.95	100,000
September 28, 2007	$ 1.40	425,000
December 14, 2007	$ 1.40	408,200
December 14, 2010	$ 1.40	3,065,000
Total		4,568,200
Average option price		$ 1.45

At June 30, 2006 a total of 4,508,200 options, at an average exercise price of $1.45, were exercisable. The exercise prices of all share purchase options granted during the period were equal to or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted has been reflected in the consolidated statement of operations and in contributed surplus as follows:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005
Stock-based compensation –
Exploration	$(6,247)	$842,556	$18,105	$836,221
Stock-based compensation –
Office and administration	(3,250)	2,069,271	9,717	2,065,511
Credited to contributed surplus
during the period	(9,497)	2,911,827	27,822	2,901,732
Share purchase options exercised,
credited to share capital	–	(14,306)	–	(14,306)
Contributed surplus, beginning of
the period	4,862,016	2,353,855	4,824,697	2,363,950
Contributed surplus, end of period	$4,852,519	$5,251,376	$4,852,519	$5,251,376

The assumptions used to estimate the fair value of options granted during the period were:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Expected life	4 years	4 years	4 years	4 years
Volatility	59%	82%	59%	82%
Expected dividends	nil	nil	nil	nil

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months period ended June 30, 2006
(Unaudited – Expressed in Canadian Dollars)

7.	Related party transactions and balances

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Services rendered by	2006	2005	2006	2005
Hunter Dickinson Inc.	$227,524	$414,309	$549,571	$849,930
Hunter Dickinson Group Inc.	–	3,200	–	6,400
Pelawan Investments (Proprietary) Ltd.	–	297,032	–	658,035
CEC Engineering Ltd.	22,813	15,394	49,914	40,447

	As at
	Jun 30,	Dec 31,
Related party balances receivable	2006	2005
Hunter Dickinson Inc.	$416,476	$233,205
Southgold Exploration (Proprietary) Limited (a)	175,539	–
Receivable from related parties	592,015	233,205

Related party balances payable (included in accounts payable)
CEC Engineering Ltd.	(20,545)	(48,506)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

8.	Segmented information

As at and for the six months
ended June 30, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$557,668	$557,668
Loss for the period	(1,041,808)	(2,698)	(1,293,510)	(2,338,016)
Interest and other income	56,174	–	(16,672)	39,502
Total assets	2,358,812	29,468.	9,048,575	11,436,855
Equipment	–	–	102,937	102,937